SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

hhgregg, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

42833L108

(CUSIP Number of Common Stock Underlying Class of Securities)

Dennis L. May

President, Chief Executive Officer

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

(317) 848-8710

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christina E. Melendi, Esq.

Bingham McCutchen LLP

399 Park Avenue

New York, New York 10022

(212) 705-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,497,971	$2,250.32

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,923,127 shares of common stock, par value $0.0001 per share, of hhgregg, Inc. having an aggregate value of $16,497,971 as of March 27, 2013 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes-Merton option pricing model based on a price per share of common stock of $11.04, the closing price of our common stock as reported on the New York Stock Exchange on March 27, 2013. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [Not applicable.]	Filing party: [Not applicable.]
Form or Registration No.: [Not applicable.]	Date filed: [Not applicable.]

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by hhgregg, Inc., a Delaware corporation (“hhgregg” or the “Company”), to exchange options to purchase up to an aggregate of 2,923,127 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), whether vested or unvested, that (i) were granted subsequent to July 18, 2007 (ii) were granted under the hhgregg, Inc. 2007 Equity Incentive Plan (the “Plan”); and (iii) are held by Eligible Optionees (the “Eligible Options”, each grant of such Eligible Options being an “Eligible Option Grant”).

These Eligible Options may be exchanged for new options that will be granted under the Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated April 2, 2013 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A); (ii) the Summary of Offer to Exchange Certain Options for New Options, attached hereto as Exhibit (a)(1)(B); (iii) the Electronic Mail to all Eligible Optionees on behalf of Dennis L. May, dated April 2, 2013, attached hereto as Exhibit (a)(1)(C); (iv) the Election Form, attached hereto as Exhibit (a)(1)(D); (v) the Form of Eligible Option Information Sheet attached hereto as Exhibit (a)(1)(E); (vi) the Instructions Forming Part of the Terms and Conditions of the Offer, attached hereto as Exhibit (a)(1)(I); and (vii) the Agreement to Terms of Election, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Optionee” refers to any employee of hhgregg or its subsidiaries, who is an active employee hired on or before 5:00 p.m., Eastern Daylight Savings Time, on April 1, 2013 and who remains employed through the New Option Grant Date. Non-employee members of the Company’s board of directors (the “Board of Directors”) are excluded from participating in this Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO. All capitalized terms not otherwise defined in this Schedule TO shall have the meanings assigned to such terms in the Offer to Exchange attached hereto as Exhibit (a)(1)(A).

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The Company is the issuer of the securities subject to the Offer to Exchange. The address of the hhgregg’s principal executive office is 4151 East 96th Street Indianapolis, IN 46240, and the telephone number at that address is (317) 848-8710. The information set forth in the Offer to Exchange under the caption “The Offer—Information Concerning hhgregg, Inc.” is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of Common Stock subject to the New Options to be issued pursuant to the Offer to Exchange will depend on the number of shares of Common Stock subject to the unexercised options tendered by Eligible Optionees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the caption “Summary Term Sheet” and the sections under the caption “The Offer” titled “Eligibility,” “Number of Options; Expiration Date,” “Purpose of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Source and Amount of Consideration; Terms of New Options,” “Price Range of Shares Underlying the Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences” and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The eligible option plan and related option agreement attached hereto as Exhibits (d)(1) and (d)(2) contain information regarding the subject securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet” and “The Offer—Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Issuance of New Options” and “The Offer—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “The Offer—Purpose of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the caption “The Offer—Conditions of the Offer,” is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the captions “The Offer—Financial Statements” and “The Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the captions “The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 2, 2013
(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options
(a)(1)(C)	Electronic Mail to all Eligible Optionees on behalf of Dennis L. May, dated April 2, 2013
(a)(1)(D)	Election Form
(a)(1)(E)	Form of Eligible Option Information Sheet
(a)(1)(F)	Screen Shots of Offer Website
(a)(1)(G)	Confirmation of Receipt of Election Form
(a)(1)(H)	Form of Reminder Electronic Mail
(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer
(a)(1)(J)	Agreement to Terms of Election
(a)(1)(K)	Frequently Asked Questions Sheet

(b)	Not applicable.

(d)(1) The Plan, incorporated herein by reference to Exhibit 10.20 to the Company’s registration statement on Form S-1, filed with the SEC on April 18, 2007.

(d)(2) The Form of hhgregg, Inc. Equity Incentive Plan Option Award, incorporated herein by reference to Exhibit 10.27 to the Company’s annual report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2008.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HHGREGG, INC.

/s/ Dennis L. May
Name: Dennis L. May
Title: President and Chief Executive Officer

Date: April 2, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated April 2, 2013

(a)(1)(B)	Summary of Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(C)	Electronic Mail to all Eligible Optionees on behalf of Dennis L. May dated April 2, 2013

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Screen Shots of Offer Website

(a)(1)(G)	Confirmation of Receipt of Election Form

(a)(1)(H)	Form of Reminder Electronic Mail

(a)(1)(I)	Instructions Forming Part of the Terms and Conditions of the Offer

(a)(1)(J)	Agreement to Terms of Election

(a)(1)(K)	Frequently Asked Questions Sheet

(b)	Not applicable.

(d)(1)	The hhgregg, Inc. 2007 Equity Incentive Plan, incorporated herein by reference to Exhibit 10.20 to the Company’s registration statement on Form S-1, filed with the SEC on April 18, 2007.

(d)(2)	The Form of hhgregg, Inc. Equity Incentive Plan Option Award, incorporated herein by reference to Exhibit 10.27 to the Company’s annual report on Form 10-K, filed with the SEC on June 3, 2008.

(g)	Not applicable.

(h)	Not applicable.